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AppliedMicro

2009 Annual Report



Dr. Paramesh Gopi

President and

Chief Executive Officer,

AppliedMicro

Dear Shareholder,

Fiscal 2009 has been a transformational year for us. This transformation occurred during one of the toughest times for the economy in general and our company. What started out as a strong first half quickly deteriorated into a recessionary phase not seen in quite some time. As a result, we experienced the impact of cutbacks in capital expenditures by enterprise IT departments and telecommunication carriers, which quickly lead to inventory reductions in both direct and distribution channels. Opportunities are emerging out of this difficult phase as we position our company in a way that suits our focus and core competencies in delivering high-performance transport and processing technology with low power consumption.

There is a massive movement across private and public sectors in "greening" the economy. All segments of our economy are seeking ways to reduce the size of the carbon footprint they generate. AppliedMicro recognizes the role it plays and the global need in this transformational economy. The global population demands rich and immersive interactive experiences in the workplace and home. Consequently, there is increased demand for large bandwidths and high performance embedded computing and processing — all at ultra low power footprints. AppliedMicro's technology portfolio resides at the intersection of these two important needs, and our focus is to enable the next generation of communications technologies by offering energy efficient products with the requisite performance.

A concrete example of our transformed market place is the advent of cloud computing, a model that enables users to access processing capacity and applications over the Internet. This is changing how businesses deploy their applications to employees as well as customers. The key technologies supporting this model are 10 Gigabit Ethernet (10GE) and virtualization. The EPA estimates that datacenters use as much electricity as 5.6 million homes today and that figure is on the rise. One of the benefits of virtualization is more effective use of the server infrastructure in order to conserve energy. Virtualization is also creating a demand for very low power solutions for 10GE connectivity and data processing in the datacenter.

AppliedMicro is primarily targeting four key areas where our company benefits by providing the processing and transport layer solutions.

1. **Datacenters** – This segment is experiencing a massive transition toward high density, high speed, and low-power solutions. The small form-factor pluggable transceiver plus standard (SFP+) is an integral solution in enabling high port densities at 10GE, and our low-power PHY technology is positioned to address these needs. Our solutions position us to supply the backplanes in the datacenter chassis as they move to 10GE serial links. Virtualization in the datacenter is enabling cloud computing models, and our Aurora processor is designed into a key cloud datacenter container storage solution. The Aurora processor is architected to deliver the best performance for the 10GE environment with the least amount of power.

2. **Enterprise** – Wireless access points and high density low power switches are becoming ubiquitous in today's enterprise. Our energy efficient Priscilla processors power market leading access points and switches.

3. **Telecom** – Metropolitan area networks are becoming an extension of enterprise networks today. The Optical Transport Network (OTN) is emerging as a key platform for delivering services such as Ethernet in a very cost effective manner while it preserves the administrative capabilities and reliability of the synchronous optical network (SONET) services that telecoms are used to deploying. Our Forward Error Correction (FEC) technology is an integral part of enabling OTN networks. Our processor solutions are also deployed in wireless base stations (BTS) in key Tier-1 platforms. This is an area that affords us the opportunity to leverage our power efficiencies in helping to reduce energy consumption in radio area networks.

4. **SMB and Managed Consumer Systems** (Small and Medium Business and Managed Consumer Systems) – In the home, as multimedia devices converge, so does the demand for accessing content anywhere, anytime, and through any device. The need for "on demand" services continue to increase for video, personal data back-up, and instant content delivery, which in turn is creating an increasing demand for powerful processor-based system-on-a-chip (SoC) solutions. Our processing solutions are gaining design traction in areas that require the low power and high speed performance such as gateways and network-attached storage (NAS) platforms for multimedia


Datacenters


Enterprise
(Courtesy of Cisco Systems, Inc. Unauthorized use not permitted.)


Telecom


SMB & Managed Consumers

applications. Multipurpose printers are emerging as a key application for our processing solutions in this segment. As devices provide the capability to print, copy, fax, store, and email, there is an increasing need to provide higher performance processing solutions along with networking capabilities. As we penetrate the SMB market, AppliedMicro is increasingly focusing on providing full solutions to our customers rather than pointed chip solutions. By providing our customers a reference design that is manufacture-ready, we provide them a competitive advantage by reducing the time it takes our customers to productize these designs and take them to market. This shift for AppliedMicro has led to much more meaningful long-term engagements with our customers who now see us as a partner rather than just another supplier.

Power requirements in the home and datacenter markets are changing to match those in the mobile handset world — more applications, more capabilities within a lower power footprint. As a result, we are investing in product development at next generation technology nodes. These moves are necessary in order to keep moving down the cost as well as the power curves.

Next generation development and close customer engagements are already beginning to net us some large design wins. For example, our OTN product, Pemaquid, has won 22 Tier-1 platforms and our Yahara product is winning multiple leading designs in Tier-1 accounts as it approaches full production. This is a testament to the trust our customers place in our ability to deliver leading edge products within time and cost schedules. Our engagement with our customers at the platform level also reduces time to market.

Despite the economic challenges, we have emerged from FY09 as a strong company. Our cash and short-term investments were $184 million at the end of FY09. We also completed the sale of our 3ware business unit to LSI Corporation for approximately $20 million in cash in April 2009. The inventory levels in the channel and with our customers remain lean, signaling a good sign that end demand is coming back. Our management team and employees are aggressively focused on executing the vision to transform AppliedMicro into an industry leading solutions provider and partner for next generation green communications technologies.

Sincerely,

Dr. Paramesh Gopi
President & CEO
AppliedMicro

Embedded Computing – Roadmap


5-yr CAGR = 22%
Gen 3
Gen 2
PowerPC
Gen 1
Legacy Network Processor

Over the next few years, AppliedMicro will continue to invest in developing low-power, multi-gigahertz processors in 40 and 28 nanometer cores. To be successful in this market, we will need to move to designing and developing our own cores. We believe this investment will drive our growth in our key markets and establish us as a dominant player.

Transport and Connectivity – Roadmap


5-yr CAGR = 19%
Multi-mode Datacom
Optical Datacom Gen 2
OTN Gen 2
OTN Gen 1
New SONET
Current Run-rate Products

Building on a strong base of current SONET and OTN products, AppliedMicro will not only strengthen its leadership position, but will expand into the massive Datacom market with our Optical and Multi-mode 10GE solutions.

AppliedMicro

www.appliedmicro.com

Financial Highlights

	FY07	FY08	FY09
Annual Revenue – $ in Millions	$ 242.5	$ 194.1	$ 214.2

Reconciliation of GAAP Operating Loss to Non-GAAP Operating Income (Loss) – $ in Millions	FY07	FY08	FY09
GAAP Operating Loss	$ (36.7)	$ (52.0)	$ (257.5)
Adjustments to reconcile GAAP operating loss to non-GAAP operating income (loss):			
Stock-based compensation charges	8.6	10.1	9.2
Amortization of purchased intangibles	20.6	19.6	18.9
Impairment of goodwill	-	-	223.0
Restructuring charges, net	1.3	3.0	8.6
In-process R&D charge	13.3	-	-
Gain on renegotiated design tool agreement	-	(0.8)	-
Litigation settlement, net	-	1.1	0.1
Expenses related to stock option investigation	5.3	1.1	0.1
Total adjustments to reconcile GAAP operating loss to non-GAAP operating income	49.1	34.1	259.9
Non-GAAP Operating Income (Loss)	$ 12.4	$ (17.9)	$ 2.4
Non-GAAP Operating Margin as a Percentage of Revenue	5.1%	-9.2%	1.1%

Reconciliation of GAAP Net Loss to Non-GAAP Net Income (Loss) – $ in Millions	FY07	FY08	FY09
GAAP Net Income (Loss) - from Continuing Operations	$ (23.6)	$ (45.2)	$ (261.1)
Adjustment to reconcile GAAP net loss to non-GAAP net income (loss) (see details above)	49.1	34.1	259.9
Gains on sales of certain assets	-	(4.7)	-
Impairment of strategic investment	-	3.0	-
Other than temporary investment impairment	-	1.7	17.1
Income tax adjustments to reconcile GAAP net loss to non-GAAP net income (loss)	(0.4)	4.0	(4.3)
Total adjustments to reconcile GAAP net loss to non-GAAP net income	48.7	38.1	272.7
Non-GAAP Net Income (Loss) from Continuing Operations	$ 25.1	$ (7.1)	$ 11.6
Non-GAAP Net Income (Loss) from Continuing Operations as a Percentage of Revenue	10.4%	-3.7%	5.4%
GAAP Loss from Discontinued Operations, Net of Tax	$ (0.6)	$ (69.9)	$ (48.2)

Selected Balance Sheet Items and Other Information – $ and Shares in Millions	FY07	FY08	FY09
Cash, cash equivalents and short-term investments	$ 284.5	$ 142.9	$ 184.0
Days sales outstanding at year end	48.3	53.4	29.5
Inventory turns	4.5	3.3	3.8
Purchase of property, equipment and other assets	$ 6.7	$ 7.0	$ 7.3
Headcount at year end	619	583	551
Annual revenue per employee (based on year end headcount)	$ 0.4	$ 0.3	$ 0.4
Shares outstanding at year end	70.7	64.8	65.9

ANNUAL MEETING

The Applied Micro Circuits Corporation 2009 Annual meeting of Stockholders will be held at 10:00 a.m., on August 18, 2009 at the Company's headquarters located at 215 Moffett Park Drive, Sunnyvale, California 94089.

REGISTERED INDEPENDENT ACCOUNTING FIRM

Ernst & Young LLP
303 Almaden Boulevard
San Jose, CA 95110

OUTSIDE COUNSEL

Cooley Godward Kronish LLP
4401 Eastgate Mall
San Diego, CA 92121-1909

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services, LLC
Shareholder Communications Team
2 North LaSalle Street
Chicago, IL 60602
Phone: (312) 588-4143
www.computershare.com
Email: web.queries@computershare.com

CORPORATE HEADQUARTERS

Applied Micro Circuits Corporation
215 Moffett Park Drive
Sunnyvale, California 94089
Phone: (408) 542-8600
Fax: (408) 542-8601

INVESTOR INFORMATION

Exchange: Nasdaq Global Select Stock Market
Symbol: AMCC

COMPANY INQUIRIES

AppliedMicro
Shiva Natarajan
Vice President and Corporate Controller
215 Moffett Park Drive
Sunnyvale, California 94089
Phone: (408) 542-8745
Fax: (408) 542-8820

AppliedMicro